Exhibit 99.2

INVESTOR UPDATE

by PRIMA BIOMED

EDITION 13
OCTOBER 2014



Lucy Turnbull, AO



CEO Marc Voigt

Message from the Chair and CEO

Dear Shareholders,

We are very pleased to bring you this latest newsletter, which is focused on our recently announced agreement to acquire the French biotechnology company Immutep SA ("Immutep").

Following a long and rigorous search process, this is the first major acquisition as part of our corporate strategic development program and is the most important announcement for Prima BioMed in recent times. The acquisition addresses some of the general rules for success in the biotech industry and positions Prima well for future growth.

We firmly believe that for a small biotechnology company like Prima to enhance its commercial and investor appeal it needs to develop a strong portfolio of diverse and promising product candidates in its area of expertise.

CVac™ represents a very promising personal immunotherapy cancer vaccine. In Immutep we have found the right technology within cancer immunotherapy to complement CVac yet bring a new, diverse pipeline of products. In this way we generate a more diverse and therefore balanced portfolio of opportunities in cancer immunotherapy.

These products are being developed in partnership with some of the world's largest pharmaceutical companies, who bear their development costs, thus decreasing our risk. These include:

- A Phase II program in cancer immunotherapy for metastatic breast cancer partnered with Eddingpharm and licensed in China and Taiwan (Immutep has retained the rights to commercialise IMP321 in all other parts of the world);
- A Phase I program in autoimmune diseases partnered with GlaxoSmithKline; and
- A pre-clinical program in cancer immunotherapy partnered with CoStim (Novartis).

As part of the agreement with these partners, Prima stands to earn potential milestone payments at various stages in their development cycle as well as royalties once the products are marketed. While the details of two of the agreements remain confidential, total achievable milestone payments from GSK are up to approximately US$100M. In addition, Immutep currently generates modest revenues from sales of LAG-3 research reagents and has a strong patent portfolio with 11 patent families protecting the LAG-3 technology.

Fundamentally, we believe that the acquisition of Immutep is a very attractive deal for Prima with potential to unlock tremendous value for Prima and its shareholders as the portfolio is developed.

[continued on p.2]

>> In this Issue:

- **Message from the Chair and CEO**
- **Immunotherapy overview**
- **About Immutep**
- **Introducing Professor Frédéric Triebel**

[continued from p.1] Message from the Chair and CEO It is extremely important not to do a deal for the sake of it, but to do the right deal which is affordable and which leverages the expertise of both parties. In terms of value, the acquisition follows an intensive assessment and due diligence process to ensure we secured the right transaction for Prima. This included an independent valuation opinion from KPMG. To put the approximately US$28M purchase price into perspective, according to research company Evaluate Pharma, the average price for an upfront licensing payment for a Phase II asset in oncology is US$38M. In addition to this amount, there would typically be future milestone payments and royalties owing. Cancer immunotherapy is one of the most active biotech market segments, as illustrated by the recent transaction of Boehringer Ingelheim GmbH, which licensed a single product in a Phase Ib trial in cancer for an upfront payment of €35M and total milestones of up to €430M plus royalties. We therefore believe that by acquiring Immutep as a whole, we have secured an extremely compelling value proposition. In terms of expertise, Prof. Frédéric Triebel, Immutep’s founder and an eminent scientist in immunotherapy, will join Prima as our new Chief Scientific Officer. He will bring with him a small team which is highly complementary to Prima’s and allows us to bring certain functions in-house that we previously outsourced, including research and immune monitoring. Meanwhile, with its considerable expertise in clinical development, manufacturing and quality control, Prima’s team is able to support both programs. So there are also good synergies to be realised. Financing As at 30 June 2014, Prima had A$23.2M in cash and term deposits. In order to mitigate the immediate funding risk of the transaction, we negotiated a risk-balanced financing agreement with Bergen Asset Management from New York, USA. This should allow us to fund our ongoing operational costs and preserve our cash balance to ensure we remain in a sound financial position. It also brings a major US institutional investor on to our share register. We have negotiated a flexible funding arrangement with Bergen in which Prima has retained the right to pause the monthly tranche schedule or terminate the funding agreement at any time. In addition to this funding, we would benefit from potential milestone payments from Immutep’s development partners. Prima has agreed to pay Immutep shareholders an aggregate amount of up to approximately US$28M. Of the US$18M cash component, US$10.8M will be paid on completion. The remaining 40% of the cash component, as well as a part of the warrants, are deferred and mainly subject to the achievement of predetermined milestones. The shares and most of the warrants will be issued to Immutep shareholders on completion and are subject to escrow and volume selling limitations. The completion of the acquisition is conditional on Prima obtaining shareholder approval to increase our share placement capacity. We will ask for this approval at our next Annual General Meeting, in November 2014. We strongly encourage our shareholders to vote in favour of all the resolutions contained in this year’s Notice of Meeting to support and enable us to successfully complete the acquisition of Immutep, a step which we strongly believe is in the best interest of our shareholders. Outlook The mission of our Company will be broadened to become a leader in the growing field of cancer immuno-therapy, with potential for addition of therapies outside the field of cancer vaccines. The past months have been challenging for Prima and our shareholders but we believe that we have the opportunity to create significant value from our expanded cancer immunotherapy portfolio. We would like to thank you all for your support in the past and also to ask for your patience in this critical, but highly promising phase of building a reinvigorated Prima with a diversified pipeline of promising immuno-oncology products. We will keep shareholders updated along the way and look forward to seeing some of you at our upcoming AGM in November. Yours sincerely, Lucy Turnbull, Chair Marc Voigt, Chief Executive Officer

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Immunotherapy overview The immune system is often compared with a car – in particular its ignition, acceleration and braking. Early experiments in immunotherapy focused on acceleration, or ‘stepping on the gas’ of the immune system. Researchers then discovered that the immune system has brakes – and the pressure on the brakes might need to be reduced to allow the accelerator to work. The field of cancer immunotherapy comprises cancer vaccines, antibody therapies and cytokine therapies. By using different treatment therapies and perhaps even combining them, the best treatment method will bring the most beneficial effect for patients. As Prima is currently active in the field of cellular therapies which are a form of cancer vaccine, it makes strategic sense to extend the portfolio to include other alternative technologies in cancer immunotherapy. By acquiring the Immutep portfolio, Prima is now active in all three key areas of cancer immunotherapy, as illustrated in figure 1. In addition IMP731 shall be tested by GlaxoSmithKline in autoimmune diseases. [Graphic Appears Here] The LAG-3 technology of Immutep includes a recombinant protein and two antibodies being developed by its partners. Other well-known molecules in this class include CTLA-4, PD-1 and PD-L1. Although each of the Immutep products and CVac are stand-alone products, they can potentially be combined with other chemotherapies or immunotherapies. Combination immunotherapy is increasingly being recognised in the scientific and medical community as an optimal approach for fighting cancer. Citi Research has forecast that immunotherapies have the potential to generate up to US$35B in annual revenue by 2023. This level of forecast growth is underpinning the excitement in the immunotherapy field around the world.

PRIMA BIOMED

About Immutep

Immutep is a French private biotechnology company which has been operating for over a decade in the fast-growing field of immunotherapy. The company is well-advanced in the clinic and has a number of commercial partnerships with large pharmaceutical companies and additional products in pre-clinical research.

Immunotep's products are based on novel pathways in immune control. These technologies were developed by Immutep's founding Scientific and Medical Director, Prof. Frédéric Triebel. This work was conducted in collaboration between one of the largest cancer centres worldwide, the Gustave Roussy Institute, and Merck-Serono. The Company's products are based on novel pathways in the Lymphocyte Activation Gene-3 (LAG-3) immune control mechanism. LAG-3 has been shown to be involved in a number of T cell regulatory pathways, in some cases activating and in other cases suppressing the effects of immune responses.

Complementary approaches of therapies that the company is developing include:

IMP321

- recombinant protein, to be used as a monotherapy, an adjuvant or in combination with chemotherapy
- a first in class antigen presenting cell (APC) activator
- repeated IMP321 injection in **Phase II** lead to strong anti-tumor cell response in cancer patients
- Partnered in China with **Eddingpharm**

IMP731

- depleting anti-LAG-3 antibody
- depletes activated T cells in autoimmue disease leading to long term immunosuppression
- in clinical **Phase I** trial for autoimmune disease
- licensed to **GSK**

IMP701

- antagonist anti LAG-3 antibody
- binds to receptor on suppressive T cells to block their inhibitory signal. Also gives rise to T Cell profileration in a similar manner to anti CTLA-4 and anti PD-1 antibodies in cancer patients
- **pre-clinical** candidate licensed to **CoStim (Novartis)**

Combined business development pipeline

Partner	Preclinical	Phase I	Phase II a	Phase II b	Phase III	Indication
Neopharm Group (for Israel)	CVac → (through Phase II b)					Ovarian Cancer
Neopharm Group (for Israel)	CVac → (through Phase II a)					Pancreatic Cancer
Eddingpharm (for China)	IMP321 → (through Phase II a)					Metastatic Breast Cancer + Chemotherapy
Eddingpharm (for China)	IMP321 → (through Phase I)					Metastatic Renal Cell Carcinoma & others
GlaxoSmithKline (WW)	IMP731 → (into Phase I)					Autoimmune disease
CoStim (Novartis) (WW)	IMP701 → (Preclinical)					Cancer and chronic infectious disease

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Frédéric Triebel, PhD Introducing Professor Frédéric Triebel Prima BioMed is pleased to welcome Prof. Frédéric Triebel as part of the leadership team, which he will join as Chief Scientific Officer. Frédéric Triebel MD. PhD is the scientific founder of Immutep S.A. (2001) and has served as the Scientific and Medical Director at Immutep since 2004. Before starting at Immutep, he was Professor of Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and has continued working on this research program since then; identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM (large public health organisation) Unit from 1991 to 1996. First trained as a clinical haematologist, Prof. Triebel holds a PhD in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents. Commenting on joining the Prima team, Frederic said: “The team is very excited about joining Prima. We believe that the combination of therapies targeting different tumour escape mechanisms is about to change the way we treat a complex disease such as cancer. In immuno-oncology combination is key. The Prima team has expertise with later stage clinical trials and manufacturing and logistics that will really help to leverage the next phase of development for Immutep’s products.”

Company calendar, social network contacts, fast facts NOVEMBER 2014 Annual General Meeting Follow Prima’s progress Prima BioMed is dedicated to maintaining consistent and clear communications with our investors. In addition to our quarterly newsletter, we encourage our shareholders to continue following Prima’s progress in a number of ways: www.primabiomed.com.au The company website is a treasure trove for those in search of details about our company, our management team, and archived information. We encourage everyone to check it out regularly. www.clinicaltrials.gov Prima registers all of our clinical trials, and the details of enrolling doctors, on the ClinicalTrials.gov website, a service of the United States National Institutes of Health. This register is the largest such repository of clinical trial information around the world. Twitter twitter.com/PrimaBioMed Facebook www.facebook.com/PrimaBioMed LinkedIn http://us.linkedin.com/company/prima-biomed-ltd Pictures: page 5: patient + doctor: © Igor Mojzes—fotolia.com, page 3: test tubes: © Africa Studio—fotolia.com Design: brandLOVERS.de Board: Prima BioMed Prima BioMed – Fast Facts Listings Australian Securities Exchange (ASX), NASDAQ, Deutsche Börse Stock Codes ASX: PRR, NASDAQ: PBMD, Deutsche Börse: ISIN: US74154B2304 Issued Capital – Ordinary shares 1.26B (approximate as of 2 October 2014) Issued ADR’s 2.70M (approximate as of 30 September 2014) Market Capitalization A$49.15M (approximate as of 7 October 2014) Cash Position A$23.2M (approximate as of 30 June 2014) Board of Directors Ms Lucy Turnbull, AO Non-executive Chairman Mr Albert Wong Non-executive Deputy Chairman Mr Marc Voigt Chief Executive Officer and Executive Director Dr Russell J Howard Non-executive Director Mr Pete A Meyers Non-executive Director Senior Management Dr Sharron Gargosky Chief Technical Officer Ms Deanne Miller General Counsel and Company Secretary www.primabiomed.com.au